UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The press release attached hereto contains material information about Mitsubishi UFJ Financial Group, Inc. and its current offering of shares of common stock, and is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-155420) filed under the U.S. Securities Act of 1933.

Mitsubishi UFJ Financial Group, Inc.

Concerning Determination of Provisional Breakdown of

Number of Shares to be Offered and Number of Treasury Shares to be Sold

with respect to Issuance of New Shares and Sale of Treasury Shares

Tokyo, November 25, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) determined the provisional breakdown of the number of shares to be offered and the number of treasury shares to be sold with respect to the issuance of new shares and the sale of treasury shares, both of which were resolved at the meeting of the Board of Directors held on November 18, 2008. The determined provisional breakdown of the numbers are as set forth below.

1.	Issuance of New Shares by way of Offering (Public Offering)

(1)	Method of Offering and Breakdown of Number of Shares to be Offered

(i)      Japanese public offering:

The offering to be made in Japan shall be by a public offering. Nomura Securities Co., Ltd. (the “Initial Underwriter”) shall underwrite and purchase all of the new shares, provisionally set at 234,800,000 shares, with respect to such public offering; and the underwriting syndicate (including the Initial Underwriter, the “Japanese Underwriters”) led by Mitsubishi UFJ Securities Co., Ltd. and Nomura Securities Co., Ltd. as representatives of the Japanese Underwriters shall handle the public offering of the shares. Moreover, in the case where shares remain, the Japanese Underwriters shall jointly and severally subscribe for such shares from the Initial Underwriter.

(ii)    U.S. offering:

For the purpose of the offering in the United States and Canada, the aggregate number of shares, provisionally set at 134,000,000 shares, shall be severally purchased by the underwriters (collectively, the “U.S. Underwriters”) led by Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Nomura Securities International, Inc. as joint lead underwriters. MUFG shall grant the U.S. Underwriters the option to purchase the additionally issued shares, provisionally set at 26,000,000 shares.

(iii)   International offering

For the purpose of the offering in the international market mainly in Europe (excluding the United States and Canada), the aggregate number of shares, provisionally set at 200,900,000 shares, shall be severally purchased by the underwriters (collectively, the “International Underwriters”) led by Morgan Stanley & Co. International plc, J.P. Morgan Securities Ltd. and Nomura International plc as joint lead underwriters. MUFG shall grant the International Underwriters the option to purchase the additionally issued shares, provisionally set at 39,100,000 shares.

(iv)   With regard to the offerings mentioned in (i) through (iii) above, the final breakdown of the actual number of (a) the shares to be allocated to each offering as the shares to be underwritten by underwriters, as well as (b) the shares to be purchased upon exercise of the option to be granted to the U.S. Underwriters and the International Underwriters, shall be determined on the Determination Date (any day during the period from Monday, December 8, 2008 to Wednesday, December 10, 2008) by taking into account market demand and other conditions.

(2)	A portion or all of the maximum of 65,100,000 shares which shall be the subject of purchase options for the purchase of the additionally issued shares to be granted to the U.S. Underwriters and the International Underwriters mentioned (1) (ii) and (iii) above may not be issued, depending on the extent to which such options are exercised.

2.	Secondary Offering of Shares by way of Sale of Treasury Shares

Method of Secondary Offering and Breakdown of Number of Shares to be Sold

(i)      Japanese secondary offering by way of underwriting by underwriters:

For the purpose of the secondary offering in Japan, the Initial Underwriter mentioned in (1) (i) of “1. Issuance of New Shares by way of Offering (Public Offering)” above shall underwrite and purchase all of the treasury shares, provisionally set at 200,000,000 shares, offered in such secondary offering and the Japanese Underwriters mentioned in (1) (i) of “1. Issuance of New Shares by way of Offering (Public Offering)” above shall handle the secondary offering of the shares. Moreover, in the case where shares remain, the Japanese Underwriters shall jointly and severally subscribe to such shares from the Initial Underwriter.

(ii)    U.S. secondary offering:

For the purpose of the secondary offering in the United States and Canada, the aggregate number of shares, provisionally set at 40,000,000 shares, shall be severally purchased by the U.S. Underwriters mentioned in (1) (ii) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(iii)   International secondary offering:

For the purpose of the secondary offering in the international market mainly in Europe (excluding the United States and Canada), the aggregate number of shares, provisionally set at 60,000,000 shares, shall be severally purchased by the International Underwriters mentioned in (1) (iii) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(iv)    With regard to the secondary offerings mentioned in (i) through (iii) above, the final breakdown of the actual number of shares to be allocated to each secondary offering as the shares to be sold shall be determined on the Determination Date, specified in (1) (iv) of “1. Issuance of New Shares by way of Offering (Public Offering)”, by taking into account market demand and other conditions.

The number of shares to be offered and the provisional breakdown of the actual number of shares to be allocated to the Japanese Public Offering and the Overseas Offering as described in 1. above, the number of shares to be sold and the provisional breakdown of the actual number of shares to be allocated to the Japanese Secondary Offering and the Overseas Secondary Offering as described in 2. above, the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment and the number of shares to be issued under the Issuance of New Shares by way of Third-Party Allotment have not been changed from those resolved and announced on November 18, 2008.

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

Note:

This press release has been prepared for the sole purpose of publicly announcing that MUFG has determined the provisional breakdown of the number of shares to be offered and the number of treasury shares to be sold with respect to the issuance of new shares and the sale of treasury shares, does not constitute all the information regarding the offering and has been prepared not for the purpose of soliciting investment or engaging in any other similar activities within Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

MUFG has filed a registration statement (including prospectus) with the SEC (Registration No. 333-155420) with respect to the portion of the offering to which this communication relates to be conducted in the United States. Before you invest, you should read the prospectus in that registration statement and other documents MUFG has filed with the SEC for more complete information about MUFG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, MUFG, any underwriter or any dealer participating in the offering will arrange to send any investor in the United States the relevant prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Nomura Securities International, Inc. toll-free at 1-800-666-8721 or J.P. Morgan Securities Inc. at 1-718-242-8002, or you may e-mail a request to Morgan Stanley & Co. Incorporated at prospectus@morganstanley.com, Nomura Securities International, Inc. at eqse@us.nomura.com or J.P. Morgan Securities Inc. at addressing.services@jpmchase.com.